UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, September 24, 2009

Mr. President
Comisión Nacional de Valores
Sr. Eduardo Hecker
S / D

Ref.:

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.), (Distribution and Marketing Company of the North S.A.) (the “Company”) Relevant Fact. Cancellation of Par Notes due December 2016.

I have the pleasure of addressing you, in my capacity as Head of Market Relations of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR” or the “Company”) and in compliance with articles 2 and 3 of Chapter XXI of the CNV Regulations, to inform you of the cancellation of the Par Notes due 2016, for a nominal value of US$2,000,000.

Said Notes were purchased at market prices. The notes were sent for cancellation to the trustee under the Trust Agreement (Indenture) dated April 24, 2006 between the Company, The Bank of New York, as Trustee, co-registrar agent and paying agent, and Banco Río de la Plata S.A., as registrar, transfer and paying agent in Argentina and the trustee’s representative in Argentina.

Sincerely,

Ivana Del Rossi EDENOR S.A. Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Luis Pablo Rogelio Pagano

Luis Pablo Rogelio Pagano

Chief Financial Officer

Date: September 25, 2009